

13031519

JP 3/25

SEC
Mail Processing
Section

MAR 5 - 2013

Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30544

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOLDMAN LASS SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 SOUTH BROADWAY
(No. and Street)

YONKERS (City) NEW YORK (State) 10701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CAPUTO & BONCAROO, CPAs PC
(Name – *if individual, state last, first, middle name*)

538 WESTCHESTER AVE, (Address) RYE BROOK, (City) N.Y. (State) 10573 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/26

OATH OR AFFIRMATION

I, BARRY LASS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOLDMAN LASS SECURITIES, INC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Barry Lass
Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

GOLDMAN LASS SECURITIES, INC.

FOR THE YEAR ENDED DECEMBER 31, 2012
(WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM THEREON)

INDEX TO THE FINANCIAL STATEMENTS

OF

GOLDMAN LASS SECURITIES, INC.



CAPUTO & BONCARDO CPAs PC

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: cbcpas.org

Rocco Caputo, CPA
Nicholas J. Boncardo, CPA

Antonio Braccia, CPA
Vincent D. Caputo

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Officers and Directors of
Goldman Lass Securities, Inc.
Yonkers, New York

We have audited the accompanying statement of financial condition of Goldman Lass Securities, Inc. as of December 31, 2012 and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goldman Lass Securities, Inc. as of December 31, 2012, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 - 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-S of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Caputo • Boncardo CPAs P.C.

CAPUTO & BONCARDO, CPAs P.C.
Rye Brook, New York
February 13, 2013

GOLDMAN LASS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$ 484,410
Other assets	22,776
TOTAL ASSETS	$ 507,186

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$ -
STOCKHOLDER'S EQUITY	
Common stock	$ 3,000
Paid in capital	203,709
Retained earnings	300,477
TOTAL STOCKHOLDER'S EQUITY	507,186
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 507,186

See independent auditor's report and accompanying notes to financial statements.

GOLDMAN LASS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES	
Commissions	$ 9,105
Interest & dividend income	5,443
TOTAL REVENUES	$ 14,548
EXPENSES	
Rent & utilities	$ 9,037
Dues & assessments	996
Professional fees	6,500
Insurance	656
Commissions	2,200
Other expenses	5,988
TOTAL EXPENSES	$ 25,377
NET LOSS	$(10,829)

See independent auditor's report and accompanying notes to financial statements.

GOLDMAN LASS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	STOCKHOLDER EQUITY
BALANCES:				
December 31, 2011	$3,000	$203,709	$311,306	$518,015
LOSS 2012:	-	-	(10,829)	(10,829)
BALANCES:				
December 31, 2012	$3,000	$203,709	$300,477	$507,186

See independent auditor's report and accompanying notes to financial statements.

GOLDMAN LASS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(10,829)
Adjustments to reconcile net income to net cash:	
Increase in other assets	(10,387)
Decrease in payable to customers	(474,682)
Decrease in receivable from brokers	13,007
Total adjustments	(472,062)
NET CASH FLOWS FROM OPERATING ACTIVITIES	(482,891)
CASH & CASH EQUIVALENTS - DECEMBER 31, 2011	967,301
CASH & CASH EQUIVALENTS - DECEMBER 31, 2012	$ 484,410

See independent auditor's report and accompanying notes to financial statements.

NOTE 1 - ORGANIZATION OF COMPANY

Goldman Lass Securities, Inc. is a New York State corporation formed for the purpose of conducting business as a clearing/broker dealer in securities, located in Yonkers, New York.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Company prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenue is recognized when earned and expenditures are recognized when incurred.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers cash and equivalents to include money market accounts, and treasury bills with maturities of three months or less.

Securities transactions (and the related commission revenue and expenses) are recorded on a settlement date basis, generally the fifth business day following the transaction date. Other items, such as open trades are not yet recorded because of terms of delivery and contingencies of a reasonably definite nature, would make no material change in the foregoing position.

Marketable securities are valued at current market value.

Property, equipment and depreciation

Property and equipment are recorded at cost. The Company provides for depreciation using straight-line and accelerated methods over the estimated useful lives of the related assets.

Income taxes

The Corporation's stockholder elected S corporation status on November 1, 2001 for Federal and New York State income tax purposes. The Corporation's income or loss is treated, for income tax purposes, substantially as if the corporation was a partnership and is reportable on the stockholder's individual income tax returns. For Federal income tax purposes, a provision for income taxes is not required. The Corporation is subject to a build-in gains tax on disposal of property and equipment and other assets that were purchased prior to November 1, 2001.

Investments

Investments are stated at market value. Net appreciation (depreciation) in the fair value of investments, which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, is shown in the statement of activities, and are included in other income.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

Management believes the Company's carrying value of its financial instruments is a reasonable estimate of their fair value.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Exchange Commission Rule 15c-3 exemption:

The Corporation was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2012. All transactions are cleared through another broker-dealer on a fully disclosed basis.

Advertising costs

Advertising costs are expensed as incurred.

NOTE 3 - CASH AND CASH EQUIVALENTS

At various times during the year, the Company had balances in its operating accounts which were in excess of FDIC insurance limits. At December 31, 2012, the bank balances were in excess of FDIC insurance limits by approximately $234,410.

NOTE 4 - RENTAL OF OFFICE SPACE

The Company rented office space under a month to month basis, from a non-related party. Rent expense, including utilities, for the year ended December 31, 2012 was $9,037.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $414,410 which was $164,410 in excess of its required net capital of $250,000.

NOTE 9 - SUBSEQUENT EVENTS

Goldman Lass Securities, Inc. has evaluated the effects of events that have occurred subsequent to December 31, 2012 and through February 28, 2013, the date Goldman Lass Securities, Inc. issued its statement of financial condition. During this period, there have been no material events that would require recognition in Goldman Lass securities, Inc. 2012 financial statements to be disclosed in the notes to financial statements.

SUPPLEMENTARY INFORMATION

GOLDMAN LASS SECURITIES, INC.
COMPUTATION OF NET CAPITAL
UNDER S.E.C. RULE 15c3-1
AS OF DECEMBER 31, 2012

NET CAPITAL COMPUTATION

CREDIT FACTORS	
Common stock	$ 3,000
Paid in capital	203,709
Retained earnings	300,477
Total Credit Factors	$ 507,186
DEBIT FACTORS	
Other assets	22,776
Excess deductible on indemnity bond	70,000
Total Debit Factors	92,776
NET CAPITAL	$ 414,410
Less: Capital requirements greater of $250,000 Or 6 2/3% of aggregate indebtedness	250,000
REMAINDER: NET CAPITAL IN EXCESS OF ALL REQUIREMENTS	$ 164,410
Capital Ratio: (Maximum allowance 1500%)	
Aggregate indebtedness	$ -
NET CAPITAL	$ 250,000
AGGREGATE INDEBTEDNESS	$ -
6 2/3% OF AGGREGATE INDEBTEDNESS	$ -

See independent auditor's report and accompanying notes to financial statements.

GOLDMAN LASS SECURITIES, INC.
DETERMINATION OF RESERVE REQUIREMENT UNDER
RULE 15c3-3 AND INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS
AS OF DECEMBER 31, 2012

Free credit balances & other balances in customers' securities accounts	$ -
TOTAL CREDITS	$ -
Debit balances in customers' cash & margin accounts excluding unsecured accounts & accounts doubtful of collection	$ -
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ -
AMOUNT HELD ON DEPOSIT IN RESERVE BANK ACCOUNTS	$ -
ADDITIONAL DEPOSIT REQUIRED	$ -

There are no differences between this schedule and the schedule included in Goldman Lass Securities, Inc., Focus Part II as of December 31, 2012.

See independent auditor's report and accompanying notes to financial statements.

GOLDMAN LASS SECURITIES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2012

Net capital per focus Report-X-17A-5 Part II	$ 164,410
Adjustments changing net capital:	-
NET CAPITAL PER AUDIT REPORT	$ 164,410

See independent auditor's report and accompanying notes to financial statements.

GOLDMAN LASS SECURITIES, INC.
SCHEDULE OF RESERVE REQUIREMENT RECONCILIATION
AS OF DECEMBER 31, 2012

Reconciliation is not required. The Focus Report is identical to the auditor's report.

See independent auditor's report and accompanying notes to financial statements.

Dec 31 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART II [11]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [✓] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER ______ [13]

SEC. FILE NO. 8-30544 [14]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

______ [20]
(No. and Street)

FIRM ID NO. 2029 [15]

FOR PERIOD BEGINNING (MM/DD/YY) 01/01/12 [24]

AND ENDING (MM/DD/YY) 12/31/12 [25]

______ [21] ______ [22] ______ [23]
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

______ [30] ______ [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

OFFICIAL USE

______ [32] ______ [33]
______ [34] ______ [35]
______ [36] ______ [37]
______ [38] ______ [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] [40] NO [X] [41]
CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______ day of ______ 20 ______

Manual Signatures of:

1) ______
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION - *Intentional misstatements or omissions of facts constitute Federal Criminal Violations.* (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

NYSE

Dec 31, 2012

FORM X-17A-5 FOCUS REPORT (FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART II

BROKER OR DEALER

N 2 [100]

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) ____________ [99]

SEC FILE NO. ____________ [98]

Consolidated [198]

Unconsolidated [199]

ASSETS	Allowable		Nonallowable		Total	
1. Cash	$ 468085	[200]			$	[750]
2. Cash segregated in compliance with federal and other regulations	76324	[210]				[760]
3. Receivables from brokers or dealers and clearing organizations						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		[220]				
2. Other		[230]				[770]
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		[240]				
2. Other		[250]				[780]
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		[260]				
2. Other		[270]				[790]
D. Clearing Organizations:						
1. Includable in "Formula for Reserve Requirements"		[280]				
2. Other		[290]				[800]
E. Other		[300]	$	[550]		[810]
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		[310]				
2. Partly secured accounts		[320]		[560]		
3. Unsecured accounts				[570]		
B. Commodity accounts		[330]		[580]		
C. Allowance for doubtful accounts	(	)[335]	(	)[590]		[820]
5. Receivables from non-customers:						
A. Cash and fully secured accounts		[340]				
B. Partly secured and unsecured accounts		[350]	10387	[600]		[830]
6. Securities purchased under agreements to resell		[360]		[605]		[840]
7. Securities and spot commodities owned, at market value:						
A. Banker's acceptances, certificates of deposit and commercial paper		[370]				
B. U.S. and Canadian government obligations		[380]				
C. State and municipal government obligations		[390]				
D. Corporate obligations		[400]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

as of 12/31/12

STATEMENT OF FINANCIAL CONDITION

ASSETS (continued)

	Allowable		Nonallowable		Total	
[illegible]	$	410				
[illegible]		420				
[illegible]		422				
[illegible]		424				
[illegible]		430				
7. Total inven... ...uded encumbered securities of $ ___ [120]					$	850
8. Securities owned not readily marketable: A. At cost $ ___ [130]		440	$	610		860
9. Other investments not readily marketable: A. At Cost $ ___ [140] B. At estimated fair value		450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: A. Exempted securities $ ___ [150] B. Other $ ___ [160]		460		630		880
11. Secured demand notes market value of collateral: A. Exempted securities $ ___ [170] B. Other $ ___ [180]		470		640		890
12. Memberships in exchanges: A. Owned, at market value $ ___ [190]						
B. Owned at cost				650		
C. Contributed for use of company, at market value				660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	12389	680		920
15. Other assets: A. Dividends and interest receivable		500		690		
B. Free shipments		510		700		
C. Loans and advances		520		710		
D. Miscellaneous	1936	530		720		
E. Collateral accepted under SFAS 140		536				
F. SPE Assets		537				930
16. TOTAL ASSETS	$ ~~484409~~ 486335	540	$ 22776	740	$ ~~507185~~ 509181	940

OMIT PENNIES

[illegible] OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER [illegible] as of 12/31/12

STATEMENT OF FINANCIAL CONDITION
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
17. [illegible] payable:			
[illegible]	1030	$ 1240	$ 1460
[illegible]	1040	1250	1470
18. [illegible] agreements		1260	1480
19. [illegible]			
[illegible]			
[illegible]			
[illegible]	1050	1270	1490
[illegible]	1060	1280	1500
B. [illegible]			
[illegible] "Formula for Reserve			
[illegible]	1070		1510
2. Other	1080	1290	1520
C. Omnibus [illegible]:			
1. Includable in "Formula for Reserve			
Requirements"	1090		1530
[illegible]	1095	1300	1540
D. Clearing organizations:			
[illegible] "Formula for Reserve			
Requirements"	1100		1550
[illegible]	1105	1310	1560
E. [illegible]	1110	1320	1570
20. [illegible]			
A. [illegible] including free credits			
[illegible] 950	1120		1580
[illegible] accounts	1130	1330	1590
[illegible]			
[illegible] accounts	1140	1340	1600
[illegible] accounts	1150	1350	1610
[illegible] market			
[illegible] arbitrage			
[illegible] 960		1360	1620
23. Accounts [illegible] and accrued liabilities			
and expenses:			
A. Drafts payable	1160		1630
[illegible] payable	1170		1640
[illegible] payable	1180		1650
[illegible] income taxes		1370	1660
[illegible] other liabilities	1190		1670
[illegible]	1200	1380	1680
[illegible]		1386	1686
[illegible]		1387	1687

OMIT PENNIES

* [illegible] dealers [illegible] the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER [illegible] as of 12/31/12

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	[1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:		[1400]	[1710]
A. Cash borrowings: 1. from outsiders $ [0970]			
2. Includes equity subordination (15c3-1(d)) of $ [0980]		[1410]	[1720]
B. Securities borrowings, at market value: from outsiders $ [0990]			
C. Pursuant to secured demand note collateral agreements: 1. from outsiders $ [1000]		[1420]	[1730]
2. Includes equity subordination (15c3-1(d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ [1760]

Ownership Equity

	Total
27. Sole proprietorship	$ [1770]
28. Partnership (limited partners $ [1020])	[1780]
29. Corporation:	[1791]
A. Preferred stock	3000 [1792]
B. Common stock	203709 [1793]
C. Additional paid-in capital	302402 [1794]
D. Retained earnings	509111 [1795]
E. Total	([1796])
F. Less capital stock in treasury	$ [1800]
30. TOTAL OWNERSHIP EQUITY	
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 509111 [1810]

OMIT PENNIES

* Brokers or dealers electing the alternative net capital requirement method need not complete these columns.

...AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

as of 12/31/12

COMPUTATION OF NET CAPITAL

Line	Amount	Code
1. Total owners... equity ... Statement of Financial Condition - Item 1800)	$ 509111	3480
2. Deduct: Owners... ship equ... ot allowable for Net Capital	( )	3490
3. ... equity q... ...ities ...et Capital		3500
4. ...		
... to claims of general creditors allowable in computation of net capital		3520
... (List)		3525
... liabilities	$ 509111	3530
6. ...		
... Notes B and C) ... $ 22776		3540
...		3550
... accounts		3560
...		3570
... items ...		3450
C. Aged s... ...rity dif...rences-less reserve ... $		3460 / 3580
number of ...ms		3470
D. S... and note ...iciency		3590
... futures con...cts and spot commodities - ...pital char...		3600
... and/... charges		3610
... account... carried under ...		3615
... and/... charges	(22776)	3620
... (List)		3630
... positions	$ 486335	3640
9. ... applicable		
A. ... $		3660
... borrowing		3670
...		
1. Bankers' ... lances, certificates of deposit and comm... paper		3680
2. U.S. and Canadian g... nment obligations		3690
3. State and municipal g... nment obligations		3700
... obligations		3710
5. Stocks and warrants		3720
...		3730
...		3732
...		3734
...		3650
...	( )	3736 / 3740
10. ...	$ 486335	3750

OMIT PENNIES

[illegible] AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

For the period (MMDDYY) from 10/1/12 [3932] to 12/31/12 [3933]
Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in listed equity securities executed on an exchange		$	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter			3937
c. Commissions on listed option transactions			3938
d. All other securities commissions			3939
e. Total securities commissions		—	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in over-the-counter equity securities			3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities	[3943]		
b. From trading in debt securities			3944
c. From market making in options on a national securities exchange			3945
d. From all other trading			3949
e. Total gains or (losses)			3950
3. Gains or losses on firm securities investment accounts			
a. Includes realized gains (losses)	[4235]		
b. Includes unrealized gains (losses)	[4236]		
c. Total realized and unrealized gains (losses)			3952
4. Profits or losses from underwriting and selling groups			3955
a. Includes underwriting income from corporate equity securities	[4237]		
5. Margin interest			3960
6. Revenue from sale of investment company shares		2703	3970
7. Fees for account supervision, investment advisory and administrative services			3975
8. Revenue from research services			3980
9. Commodities revenue			3990
10. Other revenue related to securities business			3985
11. Other revenue interest 1130		1130	3995
12. Total revenue		$ 3833	4030

EXPENSES

Item		Amount	Code
13. Registered representatives' compensation		$ 600	4110
14. Clerical and administrative employees' expenses			4040
15. Salaries and other employment costs for general partners and voting stockholder officers			4120
a. Includes interest credited to General and Limited Partners capital accounts	[4130]		
16. Floor brokerage paid to certain brokers (see definition)			4055
17. Commissions and clearance paid to all other brokers (see definition)			4145
18. Clearance paid to non-brokers (see definition)			4135
19. Communications		1200	4060
20. Occupancy and equipment costs		2086	4080
21. Promotional costs			4150
22. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
23. Losses in error account and bad debts			4170
24. Data processing costs (including service bureau service charges)			4186
25. Non-recurring charges			4190
26. Regulatory fees and expenses	Reg. 656	546	4195
27. Other expenses	Misc 2000 - 1200 Tel 800	1456	4100
28. Total expenses		$ 5888	4200

NET INCOME

Item		Amount	Code
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)		$ -2055	4210
30. Provision for Federal income taxes (for parent only)			4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
32. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
33. Cumulative effect of changes in accounting principles			4225
34. Net income (loss) after Federal income taxes and extraordinary items		$	4230

MONTHLY INCOME

Item		Amount	Code
35. Income (current month only) before provision for Federal income taxes and extraordinary items		$ -778	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER as of 12/31/12

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

Item		Code		Code
1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7.** Market value of short security count differences over 30 calendar days old		4400		
8.** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$	4430

DEBIT BALANCES

Item		Code		Code
12.** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List)		4469		
17.** Aggregate debit items			$	4470
18.** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			( )	4471
19.** TOTAL 15c3-3 DEBITS				4472

RESERVE COMPUTATION

Item		Code
20. Excess of total debits over total credits (line 19 less line 11)	$	4480
21. Excess of total credits over total debits (line 11 less line 19)		4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	76324	4500
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		4510
24. Amount of deposit (or withdrawal) including $ ____ 4515 value of qualified securities		4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ____ 4525 value of qualified securities	$	4530
26. Date of deposit (MMDDYY)		4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily ____ 4332 Weekly ____ 4333 Monthly ✓ 4334

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FIN... ...AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR D... as of 12/31/12

RECAP

Owner...hip Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of Net Capital.

1. [illegible]

... ...al:		
...eneral Par...	$	4700
[illegible]		4710
...ndistributed ...rofits		4720
4. Other (describe below)		4730
... Sole Proprietorship		4735
B. Corporation Capital:		
... Common St...		4740
... Preferred St...		4750
3. Retained ... (Dividends and Other)		4760
4. Other (des... below)		4770
2. Subordinated Liabilities		
A. Secured Dema... Notes		4780
B. Cash Subordin...ions		4790
C. Debentures		4800
D. ... (describe below)		4810
3. Other ...ticipated Withdrawals		
...		4820
... ...ntributions to Pension or Profit Sharing Plans		4860
... (describe below)		4870
...	$	4880

4. [illegible]

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 511166	4240
...			2055	4250
... non-conforming capital of	$	4262)		4260
... Distributions (includes non-conforming capital of	$	4272)		4270
2. Balance, ... period (from item 1800)			$ 509111	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
...		4310
...	( )	4320
4. Balance, ... period (from item 3520)	$	4330

OMIT PENNIES

GOLDMAN LASS SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

Customers' full paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3): NONE

Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3. NONE



CAPUTO & BONCARDO CPAs PC

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: cbcpas.org

Rocco Caputo, CPA
Nicholas J. Boncardo, CPA

Antonio Braccia, CPA
Vincent D. Caputo

To the Officers and Directors of
Goldman Lass Securities, Inc.

Gentlemen:

In planning and performing our audit of the financial statements of Goldman Lass Securities, Inc. for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected

to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedure are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify and deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Caputo + Boncardo CPAs P.C.

CAPUTO & BONCARDO CPAs PC

Rye Brook, New York
February 28, 2013



CAPUTO & BONCARDO CPAs PC

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: cbcpas.org

Rocco Caputo, CPA
Nicholas J. Boncardo, CPA

Antonio Braccia, CPA
Vincent D. Caputo

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Goldman Lass Securities, Inc.
20 South Broadway
Yonkers, New York 10701

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation(Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012 which were agreed to by Goldman Lass Securities, Inc. And the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Goldman, Lass Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Goldman Lass Securities, Inc.'s management is responsible for Goldman Lass Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIP-7 with respective cash disbursement records entries, including cancelled checks and bank statements of Goldman, Lass Securities, Inc., noting no differences.

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Caputo & Boncardo CPAs P.C.

CAPUTO & BONCARDO, CPAs P.C.
Rye Brook, New York
February 13, 2013

SIPC-7 (33-REV 7/10)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030544 FINRA DEC
GOLDMAN LASS SECURITIES 12*12
20 S BROADWAY STE 907
YONKERS NY 10701-3718

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

BARRY LASS 9149698080

2. A. General Assessment (item 2e from page 2) $ 13.63

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied (118.01)

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(104.38)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GOLDMAN LASS SECURITIES
(Name of Corporation, Partnership or other organization)

Barry Lass
(Authorized Signature)

Pres.
(Title)

Dated the 15 day of FEB , 2013 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,548
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	14548
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8933
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 165	
Enter the greater of line (i) or (ii)	165
Total deductions	9098
2d. SIPC Net Operating Revenues	$ 5450
2e. General Assessment @ .0025	$ 13.63

(to page 1, line 2.A.)